# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GT Biopharma, Inc., CIK 0000109657
CUSIP: 36254L407
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 505 Montgomery Street, 10th Floor, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 09/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002043164

## Reporting persons
- RainForest Partners, LLC: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 180,258; shared voting power 0; sole dispositive power 180,258; shared dispositive power 0; aggregate amount beneficially owned 180,258 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 5, 7, 9 and 11: Based on 1,804,380 shares outstanding as of September 8, 2026 reported by the OTC Markets. Note to 10: The aggregate amount in Row 9 represents the maximum amount of shares that RainForest Partners LLC can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of RainForest Partners LLC's securities would exceed this restriction.

## Item 1. Issuer
Name of issuer: GT Biopharma, Inc.
Address of issuer's principal executive offices: 505 Montgomery Street, 10th Floor, San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing: RainForest Partners LLC
Address of principal business office or, if none, residence: 850 East 26th Street, Brooklyn, NY 11210
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 180,258.00
Percent of class: 9.99%
Sole power to vote or to direct the vote: 180,258.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 180,258.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RainForest Partners, LLC: /s/ Mark Weinberger, Mark Weinberger, Manager (09/15/2026)